Registration No. 333-264388

Filed Pursuant to Rule 433

Dated November 15, 2022

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces the Reverse Split of Two Series of ETNs

NEW YORK, November 21, 2022 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it will implement a reverse split of the ETNs listed in the table below, expected to be effective as of December 2, 2022.

The table below indicates the ETNs that will be subject to the reverse split, their respective trading symbols, the applicable reverse split ratio, their current CUSIP numbers, and the CUSIP numbers that they will receive after giving effect to the reverse split:

ETNs	Ticker Symbol	Reverse Split Ratio	Current CUSIP / New CUSIP
MicroSectorsTM U.S. Big Oil Index -3X Inverse Leveraged ETNs due March 25, 2039	NRGD	1 for 10	06367V303 / 06368L106
MicroSectors™ Oil & Gas Exploration & Production -3X Inverse Leveraged ETNs due June 28, 2041	OILD	1 for 10	063679575 / 06368L205

The reverse splits will be effective at the open of trading on December 2, 2022. Each ETN will begin trading on the NYSE Arca on a reverse split-adjusted basis on that date. Holders of an ETN who purchased that ETN prior to December 2, 2022 will receive one reverse split-adjusted ETN for every 10 pre-reverse split ETNs.

In addition, investors that hold a number of ETNs that are not evenly divisible by the applicable number will receive a cash payment for any fractional ETNs remaining (the "partials"). The cash amount due on any partials will be determined on December 12, 2022 and will equal, for each remaining ETN, its closing indicative value on that date. Bank of Montreal will pay these amounts on or about December 15, 2022.

The closing indicative value of each ETN on December 1, 2022 will be multiplied by 10 to determine the reverse split-adjusted closing indicative value. Following the reverse split, each ETN will have a new CUSIP, as set forth above, but will continue to trade under their current respective ticker symbols.

The reverse splits will affect the trading denominations of each of the ETNs, but they will not affect the aggregate principal amount of the ETNs, except that the aggregate principal amount will be reduced by the corresponding aggregate amount of any cash payments for the "partials."

Illustrations of a Reverse Split

The following table shows the effect of the 1-for-10 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of an ETN is not the same as its principal amount or the trading price of that ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$10.00	$1,000,000
1-for-10 Post-Reverse Split	10,000	$100.00	$1,000,000

None of the other exchange traded notes issued by Bank of Montreal are affected by this announcement.

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged ETNs discussed in this press release are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct short investment in the index underlying those ETNs.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs discussed in this press release. Please read those documents and the other documents relating to the ETNs that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the ETNs. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offerings of the ETNs, will arrange to send the applicable pricing supplement, product supplement (if applicable), prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

Founded in 2015, REX Shares (“REX”) is an independent provider of ETPs based in Miami, Florida. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.microsectors.com.

Twitter: @REXShares and @MSectors

About BMO Financial Group
Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.07 trillion as of July 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact:

Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs

US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com